Exhibit 99.1
Dissolution of a Subsidiary

On July 28, 2022, Shinhan Financial Group (hereinafter “SFG”) announced that Shinhan Credit Information Co., Ltd. (hereinafter “Shinhan Credit Information”) has been dissolved from the list of group’s subsidiaries. Shinhan Credit Information was established on July 8, 2002 with the full financing of KRW 3 billion in paid-in capital by SFG.

SFG announced the sale of 100% of the stake owned by the SFG to Shinhan Card, one of the group’s subsidiaries. The total number of subsidiaries of SFG after the dissolution of Shinhan Credit Information is 16.